SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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MINUTES OF THE SEVEN HUNDRED AND NINETY-THIRD MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND VENUE: Virtual Meeting, held through the vote gathering from January 8, 2018 to January 15, 2018.

2. CALL: The call and the availability of the full support material occurred on 08.01.2018, observing the deadlines set forth in items 8.3.1 and 8.5.4 of Eletrobras’ Internal Regulations of the Board of Directors.

3. ATTENDEES: The chair of business was Director JOSÉ GUIMARÃES MONFORTE, as Eletrobras’ Chairman of the Board. The board members WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, ESTEVES PEDRO COLNAGO JUNIOR and CARLOS EDUARDO RODRIGUES PEREIRA were also present. The Directors’ votes were pronounced by electronic means.

4. HOLDING’S DELIBERATION: Considering the justifications set forth in Executive Summary DFPI-001, dated 01/08/2018, the Chairman of the Board authorized the call of this extraordinary meeting, in a virtual manner, pursuant to item 8.6.2 of the Internal Regulations of the Board of Directors. The aforementioned Directors submitted their votes by electronic means, based on the documentation presented at the call notice, and approved, by majority, the following:

➢  DEL-001/2018. ENERGISA MATO GROSSO - Adherence of Eletrobras to the OPA. RES-011, dated 01.08.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing a decision of the Board of Executive Officers, and embodied in the following documents: Report to the Executive Board No. DF-001, dated 01.08.2018, Executive Summary DFPI nº 001, of 08.01.2018; Considering also that Energisa Mato Grosso - Distribuidora de Energia SA: (i) has been performing poorly on its shares; (ii) has been distributing low dividends and interest on capital, so that its average Dividend Yield was 1.16% for the period from 2014 to 2016; (iii) it is promoting a public offering of shares (OPA) to buy its shares of its shareholders at the price of R$ 8.60 per common and preferred share, being Eletrobras' right to join the offer until January 15, DELIBEROU: 1. approve Eletrobras' participation in the OPA, through the sale of Energisa MT shares, which are free and clear of judicial guarantees, equivalent to 1,168,717 common shares (ENMT3) and 30,945,402 preferred shares (ENMT4), totaling one amount to be received by Eletrobras of BRL 276,181,423.40; 2. to approve Eletrobras' participation in the OPA through the sale of Energisa MT shares that are in the process of being released, equivalent to 540,000 common shares (ENMT3) and 10,255,310 preferred shares (ENMT4), totaling an amount to be received by Eletrobras of BRL 92,839,666.00; 3. to determine that the Superintendency of Planning and Control - DFP and the Corporate Finance Superintendency - DFF, the General Secretariat - PRGS and the Secretariat of Governance - CAAS, each within its scope of action, adopt the necessary measures to comply with this Resolution.

The Board member CARLOS EDUARDO RODRIGUES PEREIRA registered a dissenting vote in the following terms: "After analyzing the recent economic and financial performance of Energisa Mato Grosso, according to its published financial statements, taking into account the change of its control in April 2014 and the energy crisis of 2015, I could see that the company is in a strong recovery with the improvement of its operational indicators, growth in its revenues and its net income. I understand that at this moment and with the scenario presented, the best decision for Eletrobras is to maintain its position in the company with prospects of future dividends and the trend of appreciation of its equity. "

213

Minutes of the 793th Meeting of CAE, held on December 28, 2017, continued.

The Chairman of the Board JOSÉ GUIMARÃES MONFORTE registered the following grounds for his vote in favor of approving the resolution proposal: "I follow the recommendation made by the company's board of directors, in order to join the OPA, with the free shares. I base this vote on the following points: (i) This movement is aligned with the company's strategy; (ii) The offer respects the value calculated by EY by the FCD method, which best reflects the value of the company due to the limitations of the other methods; (iii) Finally, the maintenance of this minority and illiquid investment seems to me to be a worse option for Eletrobras. This is my vote."

5. CLOSING AND EXECUTION:

There being no further business to discuss, the Chairman JOSÉ GUIMARÃES MONFORTE adjourned the meeting and determined the drawing up of these minutes, which, after being read and approved, are signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Board Governance Secretary, which I hereby execute.

JOSÉ GUIMARÃES MONFORTE	WILSON FERREIRA JR.
Chairman of the Board	Director

VICENTE FALCONI CAMPOS	JOSÉ PAIS RANGEL
Director	Director

EDVALDO LUÍS RISSO	CARLOS EDUARDO RODRIGUES PEREIRA
Director	Director

ESTEVES PEDRO COLNAGO JUNIOR	BRUNO KLAPPER LOPES
Director	Board Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.